Exhibit 21

Subsidiaries of the Registrant

Significant Subsidiary	Jurisdiction of Incorporation/Formation

Information Handling Services Group Inc.	Delaware
IHS Global Inc.	Delaware
IHS Energy (Canada) Ltd.	Canada
IHS Group Holdings Limited	United Kingdom
Jane’s Information Group (Holdings) Limited	United Kingdom
IHS Global Insight, Inc.	Delaware